Exhibit 21

HERITAGE INSURANCE HOLDINGS, INC.

Subsidiaries

As of December 31, 2025, the Company had the following active subsidiaries:

Wholly-owned subsidiaries of Heritage Insurance Holdings, Inc.	State of Incorporation

Heritage Property & Casualty Insurance Company, Inc	Florida
Heritage MGA, LLC	Florida
Contractors' Alliance Network	Florida
Osprey Re Ltd	Bermuda
Zephyr Acquisition Company	Delaware
NBIC Holdings, Inc.	Delaware

Wholly-owned subsidiaries of NBIC Holdings, Inc.

Narragansett Bay Insurance Company	Rhode Island
NBIC Financial Holdings, Inc	Rhode Island
NBIC Service Company, Inc	Rhode Island

Wholly-owned subsidiaries of Zephyr Acquisition Company

HI Holdings, Inc	Hawaii
Zephyr Insurance Company, Inc.	Hawaii